[redacted]

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees

Exact name of registrant as specified in charter

0001159297

Registrant CIK Number

11-K

Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-31215

SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of Virginia, June 27 2008

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees
(Registrant)

By: [signature]
E. Mark Rajkowski
Chairman of the Benefit Plans Investment Policy Committee,
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2007

MEADWESTVACO CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR BARGAINED HOURLY EMPLOYEES
(Full title of the Plan)

MEADWESTVACO CORPORATION
11013 West Broad Street
Glen Allen, Virginia 23060
Telephone: 804-327-5200
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees ("Plan"):

Financial Statements and Exhibits — Page No.

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: 804-330-3092
Fax: 804-330-7753

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee
Ownership Plan for Bargained Hourly Employees

We have audited the accompanying statements of net assets available for benefits of MeadWestvaco Corporation Savings and Employee Ownership Plan for Bargained Hourly Employees (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

BDO Seidman, LLP

Richmond, Virginia
June 25, 2008

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2007	December 31, 2006
Investments, at fair value:		
Interest in the MeadWestvaco Corporation Master Trust	$259,581,529	$248,939,887
Participant loans	20,195,119	18,407,686
Total investments	279,776,648	267,347,573
Contributions receivable:		
Employer	306,119	110,368
Participants	639,839	110,357
Total receivables	945,958	220,725
Net assets available for benefits, at fair value	280,722,606	267,568,298
Adjustment from fair value to contract value for fully benefit-responsive contracts	174,974	598,472
Net assets available for benefits	$280,897,580	$268,166,770

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended

	December 31, 2007
Additions:	
Contributions:	
Participants	$ 18,036,164
Employer	8,953,563
Interest in net earnings of MeadWestvaco Corporation Master Trust	17,948,885
Total additions	44,938,612
Deductions:	
Withdrawals and distributions to participants	(29,913,833)
Total deductions	(29,913,833)
Net increase in plan assets during the period	15,024,779
Transfer out	(2,293,969)
Net assets available for benefits:	
Beginning of year	268,166,770
End of year	$280,897,580

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Plan

Organization and Administration

The MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees (the "Plan") is a defined contribution plan. The Northern Trust Company is the Plan's Trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee, both of which are appointed by the Chief Executive Officer of MeadWestvaco Corporation (the "Company"). Plan participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility and Vesting

Generally, all bargained hourly employees of the Company are eligible to participate in the Plan. All participants vest immediately in participant contributions and Company matching contributions.

Contributions

Any eligible bargained hourly employee, after completion of the applicable probationary period, can make contributions to the Plan up to 50% of eligible compensation (straight-time earnings) in increments of 1%. Contributions may be: (1) before-tax, which are not considered to be current taxable income of the contributing participant; (2) after-tax, which are considered to be current taxable income of the contributing participant; or; (3) a combination of before-tax and after-tax. Additionally, beginning at age 50, catch-up contributions can be made up to a maximum of $5,000 for 2007. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service ("IRS") as to the percentage of eligible compensation that they can defer.

Note 1 - Continued

The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account into which the employee had already deposited such funds. Participants may change their contribution levels as often as desired. Contributions are subject to certain limitations. The Company makes monthly cash contributions at a determined percentage of eligible compensation as specified in applicable participant collective bargaining agreements. Company contributions are invested in the MeadWestvaco Stock Fund. The Board of Directors of the Company may adjust the match percentage and may approve additional Company contributions at its discretion. The Company made no additional discretionary contributions during the 2006 plan year.

Investments and Account Balances

Plan participants may choose from among 17 funds in which to invest. The MeadWestvaco Retirement Savings Master Trust (the "Master Trust"), which was established on May 1, 1999, holds the assets of the Plan and the assets of the Company's Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees. Allocations of investment earnings are based on account balances, as defined. The Plan allows for diversification, within limits, of Company contributions made to the MeadWestvaco Stock Fund, beginning at age 55. Effective January 1, 2007, participants can diversify all Company matching contributions. Effective June 5, 2008, the Plan has added the Treasury Money Market Fund as an additional investment vehicle to provide for capital preservation.

Withdrawals

Under certain circumstances, a participant may request a withdrawal from his or her account subject to certain requirements. The minimum amount for an in-service withdrawal is $1,000. Withdrawals are generally paid in cash, but withdrawals from the MeadWestvaco Stock Fund are allowed in cash, shares, or a combination of both at the discretion of the participant. Distributions are based on the fair value of the participant's account as of the valuation date. In-service withdrawals may be taken by participants at any time while employed by the Company.

Note 1 - Continued

In-service withdrawals can come from: (1) an after-tax rollover account; (2) an after-tax contribution account, provided that after-tax contributions made on or after January 1, 2003, that have been matched, will not be eligible for withdrawal for a period of 24 months following their investment in the Plan; (3) a before-tax rollover account; (4) an account that includes pre-May 1998 Company matching contributions made on the participant's behalf if the participant was an employee of The Mead Corporation before January 1, 2003, and; (5) an account that includes pre-2003 Company matching contributions made on the participant's behalf if the participant was an employee of Westvaco Corporation before January 1, 2003, except that withdrawals from this sub-account may be taken only once every 36 months.

At age 59½, portions of an account balance, including before-tax contributions, may be withdrawn without penalty subject to the minimum withdrawal amount.

Hardship withdrawals are allowed for an immediate and heavy financial need as specified by the Tax Reform Act of 1986 only after all other resources, including Plan loans and withdrawals, have been exhausted. The amount of the withdrawal may not exceed the amount needed to satisfy the hardship plus any taxes, including penalty taxes or other fees, on the withdrawal.
Hardship withdrawals are paid out in cash only and are taken first from an account that includes prior ESOP contributions and then from the participant's before-tax contribution account. If a hardship withdrawal is taken, contributions are suspended for six months.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested accounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70½, if the balance is $1,000 or greater. Terminated employees who leave their account balances in the Plan may take four partial distributions per year on either a non-scheduled or a periodic basis. The minimum withdrawal amount is $1,000 or the total value of the participant's account balance, whichever is less.

Note 1 - Continued

Transfers

Net transfers are due to employees moving from the Plan to the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees.

Loans

Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts with a minimum loan amount of $1,000. For loans issued on or after October 1, 1997, a participant's vested accounts in the Plan are the source of the funds for a loan. Prior to October 1, 1997, the Trustee obtained funds for loans to participants from other lending institutions. Repayments, including interest at a rate of one percent above the prime rate, established at the time of loan origination, are reinvested in a participant's vested account, in accordance with the participant's current investment election. Repayments are generally made through payroll deductions.

Participants are restricted to two outstanding loans at any time, only one of which may be for the purchase of a primary residence. Loan terms range from 1-5 years except for loans for the purchase of a primary residence which may be for up to 15 years.

Employees of Westvaco Corporation who had three loans outstanding prior to January 1, 2003, may continue to repay all three loans under the original terms. Once one loan is paid off, the two-loan limit applies.

Note 1 - Continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, Plan assets shall be distributed in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates and Assumptions

In accordance with accounting principles generally accepted in the United States (GAAP), the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. The Plan's interest in Master Trust earnings is comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Note 2 - Continued

The allocation percentage of these earnings is calculated on the monthly valuation date by dividing the current plan's fund balance by the consolidated fund balance of both plans participating in the Master Trust.

Security Transactions and Valuations

The Master Trust's investments are stated at fair value, with the exception of its synthetic guaranteed investment contracts ("GICs") stated at contract value, which approximates fair value. Security transactions of the Master Trust are accounted for on the trade date. Investments in the Company's stock are valued at fair value based on the closing price on the valuation date as reported on the New York Stock Exchange. Investments in mutual funds listed on national securities exchanges are valued at fair value based on the sales price per the fund company, which is reported on composite listings on the valuation date. Investments in common collective trusts are stated at fair value based on net asset value ("NAV"). Short term investments are stated at cost which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

Participant Account Valuation

Participant account balances are valued under the unit value accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. The number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.

Note 2 - Continued

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Trustee fees and expenses, audit fees, and blanket fidelity insurance premiums are paid by the Company. Recordkeeping, communication, and other administrative expenses are paid by the Plan, through adjustments to the NAV of certain funds. Expenses related to the purchase and sale of securities including commissions, fees and stock transfer taxes are paid by the Master Trust and are netted with the cost of purchases or the proceeds from sales.

Note 3 - Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated June 25, 2004 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the most recent determination letter, the Plan Administrator believes the Plan and Master Trust are currently designed and being operated in compliance with the requirements for income tax exemption under the IRC. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

Note 4 - Investments

As of December 31, 2007 and December 31, 2006, the Plan's investment in the Master Trust represents 5 % or more of the net assets available for benefits.

Note 5 - Investment in the Master Trust

At December 31, 2007, the Plan's specific interest in the net assets of the Master Trust was 26.9% (26.2% at December 31, 2006). Net assets of the Master Trust at December 31, 2007 and 2006, were as follows:

	December 31, 2007	December 31, 2006
Common Stock - MeadWestvaco (December 31, 2007: 8,903,705 shares; December 31, 2006: 12,519,519 shares)	$ 278,685,967	$ 376,336,741
Registered investment companies	383,943,566	314,202,522
Common collective trusts	206,382,969	180,693,940
Synthetic GICs	132,614,060	114,748,442
Participant loans	36,564,984	34,772,247
Total investments	1,038,191,564	1,020,753,892
Net receivable	97,970	86,008
Net assets, at fair value	1,038,289,516	1,020,839,900
Adjustment from fair value to contract value for fully benefit-responsive contacts	500,971	1,760,212
Net assets, at contract value	$1,038,790,487	$1,022,600,112

Note 5 - Continued

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position ("FSP") AAG INV-1 and Statement of Position 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans" which recognizes contract value as the relevant measurement attribute for fully benefit-responsive investment contracts held by a commingled fund or in a separate account, which is consistent with the valuation of the Plan. As now required by the FSP, fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits.

The Master Trust holds an investment in a Stable Value Fund which consists of holdings in a common collective trust ("CCT"), synthetic GICs, cash, and cash equivalents.

The CCT holds investments in both traditional and synthetic GICs. The fair value of the Master Trust's investment in the CCT is apportioned on the basis of the relative interest of each participating investor. The contract value of the CCT was $11,521,970 and $11,030,573 at December 31, 2007 and 2006, respectively. The fair value of the CCT was $11,233,921 and $10,710,686 at December 31, 2007 and 2006, respectively.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third-party which are backed by underlying assets. The overall credit quality of the portfolio of assets underlying the synthetic GICs is AAA. The portfolio includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GICs was $133,186,476 and $116,188,766 at December 31, 2007 and 2006, respectively. The fair value of the synthetic GICs was $132,614,060 and $114,748,442 at December 31, 2007 and 2006 respectively.

Note 5 - Continued

The contracts (wrapper contracts) are credited with earnings on the underlying investments and charges for participant withdrawals and wrapper fees. The contracts are included in the financial statements at contract value because they are fully benefit-responsive. The crediting interest rate is based on an agreed-upon formula with the contract issuer and is adjusted quarterly to reflect the performance of the underlying investment securities. The Stable Value Fund average yield based on earnings at fair value approximated 5.36% and 5.38% for 2007 and 2006, respectively. The Stable Value Fund average yield based on interest credited to participant's accounts approximated 4.74% and 5.05 % for 2007 and 2006, respectively.

For the CCT and synthetic GICs, fair value is equal to the market value of the underlying security plus any accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents, including complete or partial plan termination or merger with another plan; (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (3) plan sponsor events, such as divestitures or spin-offs of subsidiaries, that cause a significant withdrawal from the Plan, or; (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Note 5 - Continued

The net earnings of the Master Trust during the year ended December 31, 2007 (including gains and losses on investments bought and sold, as well as held during the year) resulted from the following:

Interest and dividend income	$24,160,552
Net appreciation in fair value of investments:	
Common stock - MeadWestvaco	16,226,627
Registered investment companies	18,014,856
Common collective trusts	8,956,902
Net earnings of the Master Trust	$67,358,937

Note 6 - Non-Participant Directed Investments of the Master Trust

Information about the net assets and the significant components of the change in net assets relating to the MeadWestvaco Stock Fund at December 31, 2007 and 2006, and for the year ended December 31, 2007 are shown below. Due to the inability to separate participant directed transactions from non-participant directed transactions, all activity of the MeadWestvaco Stock Fund has been included.

	December 31, 2007	December 31, 2006
Net assets:		
Short term investments	$ 8,073,503	$ 8,406,203
Common stock - MeadWestvaco	278,685,967	376,336,741
	$286,759,470	$384,742,944
Changes in net assets:		
Contributions	$ 30,766,744	
Dividend and interest income	9,228,804	
Net appreciation in fair value	16,284,676	
Transfers out	(106,557,317)	
Withdrawals and distributions	(47,706,381)	
	$ (97,983,474)	

Note 7 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, participants have the option of investing in MeadWestvaco common stock. There were purchases of 297,073 shares of MeadWestvaco common stock by the Master Trust totaling $9,014,211, and distributions of 3,860,031 shares totaling $121,247,919 for the year ended December 31, 2007.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2007	December 31, 2006
Net assets available for benefits per the financial statements	$280,897,580	$268,166,770
Less: Amounts allocated to withdrawing participants	(82,113)	(55,895)
Net assets available for benefits per Form 5500	$280,815,467	$268,110,875

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to the Form 5500:

	December 31, 2007
Benefits paid to participants per the financial statements	$29,913,833
Add: Amounts allocated to withdrawing participants at December 31, 2007	82,113
Less: Amounts allocated to withdrawing participants at December 31, 2006	(55,895)
Benefits paid to participants per Form 5500	$29,940,051

Note 9 - Recent Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current U.S. generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Plan does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain measurements reported on the financial statements for a fiscal period.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

(Employer Identification Number 31-1797999)

SCHEDULE H, LINE 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

a.	b.	c.	d.	e.
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Participant loans	Notes receivable with repayments terms of 1 -15 years and interest rates of 5.0% - 10.75%.	-	$20,195,119

*Denotes party-in-interest

XX

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements (No. 333-81642, No. 333-116860, and No. 333-147176) on Form S-8 of MeadWestvaco Corporation of our report dated June 25, 2008, relating to the statements of net assets available for benefits as of December 31, 2007 and 2006 and the statement of changes in net assets available for benefits for the year ended December 31, 2007 and the related supplemental schedule of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees, appearing in this Form 11-K.

BDO Seidman, LLP

Richmond, Virginia
June 25, 2008

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

By ______________________
E. Mark Rajkowski
Chairman of the Benefit Plans Investment Policy Committee

By ______________________
Maria P. Rasmussen
Chairperson of the Benefit Plans Administration Committee

By ______________________
Eric J. Lancellotti
Plan Administrator

Date: June 27 2008

END